

Mail Stop 3030

September 15, 2016

Via E-mail
Robert McCullough, Jr.
Chief Financial Officer
MEDITE Cancer Diagnostics, Inc.
4203 SW 34th Street
Orlando, Florida 32811

>   RE: **MEDITE Cancer Diagnostics, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed April 12, 2016**
>   **File No. 000-00935**

Dear Mr. McCullough:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery